July 20, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Chuy’s Holdings, Inc.

Amendment No. 8 to the Registration Statement on Form S-1

File No. 333-176097

Ladies and Gentlemen:

Chuy’s Holdings, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 8 (“Amendment No. 8”) to its Registration Statement on Form S-1 (Registration No. 333-176097) (as amended, the “Registration Statement”). On behalf of the Company, we respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in the letter dated July 19, 2012. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response. Page references included in the body of the Company’s responses are to Amendment No. 8.

Dilution, page 40

1.	We note that the amount of dilution per share to new investors in the offering as disclosed on page 40 of $10.74 per share does not agree to the amount disclosed in the risk factor on page 33 of $10.50 per share. Please reconcile and revise these disclosures.

Response: The Company acknowledges the Staff’s comment and has revised page 33 of the Registration Statement to reconcile the dilution per share to new investors.

United States Securities and Exchange Commission

July 20, 2012

Description of Capital Stock, page 101

2.	We note your disclosure on page 101 regarding the number of shares of your series A preferred stock, series B preferred stock and series X preferred stock that are issued and outstanding. However, these numbers do not appear to reflect the 1,640,035 shares of preferred stock that were repurchased on April 6, 2012. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has revised the description of capital stock on page 101 of the Registration Statement to reflect the shares of preferred stock that were repurchased on April 6, 2012.

3.	We note that you intend to amend your certificate of incorporation to increase the number of authorized capital stock after the effectiveness of your registration statement and prior to the closing of the offering. Please revise to clarify in an appropriate place in your prospectus that shareholder approval and the subsequent effectiveness of the amendment to your certificate of incorporation are conditions to the issuance of shares in your offering.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company obtained board and stockholder approval of the amendment and restatement of the certificate of incorporation on July 9, 2012. Page 101 of the Registration Statement includes disclosure that “[p]rior to the closing of this offering, we will amend and restate our certificate of incorporation to, among other things, increase our authorized capital stock to 60,000,000 shares of common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01.” Additionally, the Company has revised page 9 of the Registration Statement to clarify that the effectiveness of the amendment and restatement of the Company’s certificate of incorporation is a condition to the issuance of shares in the offering.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

July 20, 2012

If you have any questions, please feel free to contact me at 214.969.5148 or Jon Howie at 512.370.2635. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

Charles T. Haag

cc:	Steven J. Hislop, President and Chief Executive Officer, Chuy’s Holdings, Inc.
Jon W. Howie, Chief Financial Officer, Chuy’s Holdings, Inc.
Sharon A. Russell, Chief Administrative Officer and Former Chief Financial Officer, Chuy’s Holdings, Inc.
Marc D. Jaffe, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP